INVEST IN **HOTELIERCO**

We founded HotelierCo to open hotel ownership to anyone in the crowd



hotelierco.com Indialantic FL

Retail | Main Street | Technology | Leisure | Lifestyle

LEAD INVESTOR

Vanessa Olivia Mange Director of Acquisitions & Development, West Coast and Latin America, Virgin Hotels

HotelierCo's team has over 100 combined years of experience in hotel funds management and hotel operation experience. Their legal counsel has been part of successful crowdfunding raises since the new Regulation A+ was issued by the Securities and Exchange Commission (SEC) in 2015. Founder Nathan Kivi is a serial entrepreneur who has a passion for results-oriented management in the hospitality, finance and real estate sectors. With 16 years of experience in corporate finance, investment banking, asset management, fund management and operations experience, Nathan has a proven track record of effective business development at the executive level.

Invested $5,000 this round

Highlights

1. Invest today and become an owner in the FIRST crowdsourced hotel fund management company. 🥇
2. Founder has managed over $1.6 billion of hotel real estate. 💵
3. We will have ownership of the first few hotels. Hotels owned by you. 🏨
4. We are looking to build a new lifestyle brand, a brand curated by you. 🤩
5. A new wave of hotel loyalty. Up to 25% reduced room costs, resulting in improved profitability. 🏄

4. We are looking to build a new lifestyle brand, a brand curated by you. 🤩
5. A new wave of hotel loyalty. Up to 25% reduced room costs, resulting in improved profitability. 🏄

6. Invest and earn your share of profits from hotel investments, management and promotes. 🙌
7. Be part of the hospitality revolution! 🎇
8. Invest now to receive 20% discounts on hotels held by HotelierCo. 🔥

Our Team



Nathan Kivi Founder & CEO

With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for SB&G and Chief Strategy Officer for Valor Hospitality.

> My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). While running these funds I had always wished I could have invested some of my own money into the hotels - but at the time no avenue existed to allow for this. It now does, Reg A+, look out hospitality!



Brandon Hatfield CFO Valor and HotelierCo Advisor

Brandon has over 17 years of corporate finance, treasury and operations experience, including a principal focus over the last eleven years in commercial real estate and hospitality.

The Story of HotelierCo



HOTELIERCO INVESTMENT OPPORTUNITY
FEBRUARY 2022

HOTELIERCO.

THE HOTEL CROWDFUNDING COMPANY





WE FOUNDED HOTELIERCO IN 2017 WITH ONE GOAL:
TO ALLOW ANYONE TO BECOME A HOTEL OWNER
— NOT JUST ACCREDITED INVESTORS.



BACKGROUND

Regulation A+ crowdfunding went into effect on June 19, 2015, now allowing a company to raise up to $75 million in new capital through an online equity crowdfunding offering. For the first time, investments of this size and type were allowed from anyone suitable in the crowd. Not just accredited investors.

A few facts about Regulation A+ that help explain the impact this new law has had:

- A company may raise up to $75 million from both accredited and non-accredited investors in any 12-month period. Accredited investors may invest any amount; non-accredited investors are limited to 10% of their annual income or net worth.

- Regulation A+ allows a company to use general solicitation to drive investors to the offering. A company may advertise or market their offering online, through traditional media, and in any other means they desire – as long as the marketing follows securities laws and is not false or misleading.

Regulation CF crowdfunding provides the opportunity to raise capital through an online FINRA registered portal. Regulation CF limits the funds raised to $5 million from both accredited and non-accredited investors in any 12-month period.

We intend to utilize these regulations to expand hotel investing using securitized funds.



EXECUTIVE SUMMARY

We are providing an opportunity to invest in the company, HotelierCo Retail LLC (**HotelierCo**). HotelierCo is a hotel fund management company and sponsor that finds, underwrites, invests and manages properties for funds raised through crowdfunding.

THE RAISE:

Shares:	$1 per share (500 share minimum investment)
Valuation:	$3.0 million (pre-money)

EARLY BIRD DISCOUNT:

The first **$125,000** of investments will receive a discount

Shares:	$0.70 per share (714 share minimum investment)
Valuation:	$2.1 million (pre-money)

PROFITABILTY:

We target being profitable in 21-24 months.




WE ARE A FUND MANAGER.
WE ARE A DEVELOPMENT MANAGER AND SPONSOR.
WE PARTNER WITH BEST IN CLASS HOTELIERS.
WE'RE CREATING A NEW EDITION OF HOTEL LOYALTY.
WE'RE CREATING A NEW WAY OF BRANDING HOTELS.

OUR STORY

HotelierCo was originally a concept developed by our CEO while running a large hospitality fund in Australia and working with a large hotel brand company in the United States.

There were three key developments that would enhance the hospitality space:
- Finding a way to provide access for all individuals to invest in hotel assets
- Break through the loyalty war between online travel agents (OTA's) and brand companies
- Free yourself from costly fees

In 2015, with the passing of Regulation A+ crowdfunding, all of these could finally happen.


STRENGTH
TERM
LONG
CRITICAL
CUSTOMER
CUSTOMERS
PRODUCTS
RELATIONSHIP
LOYALTY
COSTS
PRICE
SWITCH
COMPANY
MODEL
BONDS
VOLUME
SERVICE
PERCENTAGE
SATISFACTION
EMPLOYEES

OUR STORY (cont.)

The first key driver for success was having partners with exceptional hotel operation capabilities.

Valor Hospitality is a hotel management company with operations in the United States, United Kingdom, South Africa, Dubai and Hong Kong. Valor are approved operators for all major brands (including Marriott, Hilton, IHG and Red Lion) as well as operate all types of hotels from luxury and upscale assets to mid-tier properties.

Valor recognized the opportunity in aligning with HotelierCo to open an institutional product for the public as well as a unique way to grow HotelierCo and Valor's business through joint effort.

We are excited to have this relationship with Valor and grow similar opportunities with other like-minded companies.

The second key driver for success, a great operation requires a great technology platform.

Wefunder is an exceptional company in the crowdfunding technology space.

HotelierCo wanted to use their forward-thinking approach on investments with a focus on loyalty from the crowd. **Wefunder** provides the technology capability for members to invest, monitor and track their returns.

We didn't stop there! With these partnerships investing in hospitality assets isn't the only opportunity. We are now providing the opportunity to invest in the HotelierCo business.



OUR STORY (cont.)

The final stage for HotelierCo was developing a suitable fund structure for investment and finding a concept that would be ideal for newly acquired assets.

We have been watching the market to find the best path to successful for those who aspire to become a first-time hotel owner or a tycoon in the hospitality industry.

To launch we are looking to invest sponsorship equity in a number of deals alongside personal funds and a personal guaranty from our CEO. We have a number of projects concepted and ready to move forward with. We are excited to get the first few properties on our platform before the end of 2022.

We then intend to put out funds broken into regional United States markets and utilize the crowdfunding CF changes to launch several $5 million investments for individual hotels throughout the United States.

We are excited about the concept of a partnership between the public, fund management company, hotel management company and a technology platform. We believe this is the key for change in hotel investment.

We are excited to have you on board!



WE ARE REDEFINING LOYALTY

For each investment and investment fund, we target specific locations or brands allowing you to find the product that is most suitable for your portfolio, and lifestyle.

We have an **Investment Forward Approach with a Loyalty Overlay**

We want the owner of the hotels to be a large producer of occupied room nights. But more than that we want our partners to:

GET THE WORD OUT.

Your family and friends will want to stay at your hotels and perhaps invest in future offerings.



For every direct booking, everyone wins:
- Ownership discounts
- **NO** online travel agent fees
- Lower marketing costs
- Better margins and bottom line





OUR TEAM IS
YOUR TEAM.



OUR TEAM

HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY

HotelierCo will provide a hotel investment platform for investors to have ownership in lifestyle hotels. Investors will be able to book direct to receive ownership discounts while reducing online travel agent involvement. The only commercial real estate funds presently utilizing Regulation A+ are focused on multifamily, office and retail.



Nathan Kivi, Chief Executive Officer, is a serial entrepreneur who has a passion for results-oriented management in the hospitality, finance and real estate sectors.

With over 19 years of experience in corporate finance, investment banking, asset management, and fund management experience, Nathan has a proven track record in roles including Chief Investment Officer for Salter Brothers and Chief Strategy Officer for Valor.



OUR PARTNERS

VALOR HOSPITALITY PARTNERS

REIMAGINING HOSPITALITY

Valor is a hospitality management company of alternative thinking enthusiasts. Valor saw the value of partnering with HotelierCo to provide hospitality resources for underwriting deals as well as offer best in class operation for hotels run by HotelierCo. Valor provides honest, hands-on experience developing hotels which have been recognized as being the best in their categories not only financially, but critically, with exemplary guest experience.

Euan McGlashan is co-founder and CEO of Valor Hospitality Partners, a global hospitality development and management company that owns and operates properties in the U.S., the U.K., Europe and Africa.





Steve Cesinger is co-founder and CIO of Valor Hospitality Partners and has acquired over 38 years of experience in private equity, corporate finance, investment banking and operations, with a focus in commercial real estate and hospitality over the last 19 years.



SERVICE PROVIDERS



Faegre Drinker is a national, full-service law firm providing litigation, regulatory and business solutions to public and private corporations, multinational Fortune 100 companies and start-ups.



Firebee is an Atlanta-based full-service marketing communications agency. With big ideas and strategic insights, they help make deep connections with our members.



Wefunder is able to provide services for offerings under Reg A+ and Reg CF offerings. They handle the investor and technology portion of our business allowing us to focus on finding the best hotel opportunities for investors.





THE LAUNCH.



HOTELIERCO – LAUNCH STRUCTURE

HOTELIERCO


RETAIL LLC
HOTEL ASSET1 SPONSOR LLC
REAL ESTATE SPONSOR ENTITY
HOTEL ASSET2 SPONSOR LLC
REAL ESTATE SPONSOR ENTITY
Limited Investors
First hotel:
target ownership of 10-20%
through sponsor equity.
Second hotel:
target ownership of 20-50%
through sponsor equity.
HOTEL ASSET1 HOLDING LLC
REAL ESTATE HOLDING COMPANY
HOTEL ASSET2 HOLDING LLC
REAL ESTATE HOLDING COMPANY
Debt
HOTEL ASSET1 LLC
REAL ESTATE OWNER
HOTEL ASSET2 LLC
REAL ESTATE OWNER

FIRST DEVELOPMENT SPONSOR – OVERVIEW

We have signed a deal to help in the design, development, structure and financing for a development in Waxhaw, North Carolina in return for sponsor equity in the deal.

Once designed and permitted we will help raise capital – maybe a project fit for crowdfunding.

We will announce more as we finalize the initial permits for the development.




BENEFITS OF INVESTING,
USE OF FUNDS
& GROWTH .



HOTELIERCO – WHY INVEST

A FUND MANAGER: Diversify your portfolio and become an owner in a fund and asset management company. Revenue is generated by assets under management, with assets under management generated by hotel crowdfunding investment.

SPONSOR EQUITY: We invest sponsorship equity. This allows us to manage the hotel as well as receive equity promotes based on the success of each investment.

BRAND FUNDS: We are preparing to launch our REIT style products. The product will also be the first step in HotelierCo creating its own brand.

MEMBERSHIP: With our members across all products being end users, we improve profitability of both HotelierCo and the hotel assets we manage.





TIME TO iNVEST

HOTELIERCO – COSTS & REVENUE

REVENUE:
Initial Revenue will come from:

1. Management Fee on initial hotels; and
2. Cashflow from sponsor equity in hotels.

This revenue stream occurs on acquisition of the first asset, anticipated before the end of 2022.

Revenue for fund management fees will generally be based on Assets Under Management (AUM). As an example, if the first REIT style product is fully subscribed at $75.0 million this would facilitate around **$150.0 million** in AUM, which would generate **$1.8 million** of annual asset management fees (revenue) for HotelierCo.

PROFIT:
Once we have our first products under management we forecast HotelierCo can be profitable in 21-24 months.

We anticipate starting a further raise in Q2 of 2022 to prepare to acquire the second and third hotel within HotelierCo.





Investing in the company being offered is speculative and involve substantial risks. Consider the risks outlined in the investor documents before investing. Risks include, but are not limited to illiquidity, lack of diversification, complete loss of capital, default risk, and capital call risk. An investment may not achieve its objectives or forecasts shown.

HOTELIERCO – COSTS & REVENUE

INITIAL ASSETS & INVESTMENT:

1. Funds to invest in sponsor equity

OPERATIONAL COSTS:

1. Build team
2. Technology costs
3. Digital marketing and social media
4. Audit fees & accounting
5. Legal & insurance
6. Office space



6. Office space

BURN RATES:
FOR points **1 through 6** forecast costs of:
- **$60,000** – for **2022**
- **$330,000** – for **2023**

Based on the current market, we have made the decision to focus on the first few assets in 2022 while keeping costs to a minimum. We are looking to go for a higher growth strategy once our initial investments are set and the company has a stronger balance sheet.



HOTELIERCO – USE OF FUNDS

USE OF FUNDS	$50,001	$124,999.70	$499,999.70	$1,069,999.70
Wefunder fee	$3,750	$9,375	$37,500	$80,250
Initial legal costs	$2,500	$10,000	$25,000	$50,000
Initial PR and marketing costs	$0	$5,000	$15,000	$25,000
Office space (six months)	$3,600	$3,600	$3,600	$3,600
Audit fees & accounting	$750	$750	$5,000	$10,000
Technology costs	$500	$500	$500	$500
Legal & insurance	$750	$750	$750	$750
Direct hotel investment (sponsor equity)	$38,151	$95,025	$412,650	$899,900
TOTAL USE OF FUNDS	**$50,001**	**$124,999.70**	**$499,999.70**	**$1,069,999.70**



Investing in the company being offered is speculative and involve substantial risks. Consider the risks outlined in the investor documents before investing. Risks include, but are not limited to illiquidity, lack of diversification, complete loss of capital, default risk, and capital call risk. An investment may not achieve its objectives or forecasts shown.

HOTELIERCO – FORECAST CASHFLOW





Thousands
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
-$50.0
Dec-2021
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Sep-2022
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Mar-2023
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Sep-2023
Dec-2023
Mar-2024
Jun-2024
Sep-2024
Dec-2024
Mar-2025
Jun-2025
Sep-2025
Dec-2025
Revenue
Costs
Profit

Investing in the company being offered is speculative and involve substantial risks. Consider the risks outlined in the investor documents before investing. Risks include, but are not limited to illiquidity, lack of diversification, complete loss of capital, default risk, and capital call risk. An investment may not achieve its objectives or forecasts shown.

HOTELIERCO – GROWTH

INTERNATIONAL BOUND. With our partners already having a global presence, we intend to take the HotelierCo business model international.

EDUCATION of members. Hotels are complex. We want to continue to educate members so they can be more informed and get a deeper understanding of their investments.

MOBILE CONNECTIVITY that allows members to book directly to their owned hotels (and potentially non-owned assets).

BRAND CREATION. With a growing platform of members, we intend to use this to create a brand owned by the crowd. A new opportunity and methodology to bring a brand to market.

LIFESTYLE HOTEL FUNDS. Once we have sufficient traction, we will look to roll out a series of REIT style funds for investors – all lifestyle with a geographical focus.





QUESTIONS & ANSWERS.

INVESTOR Q&A

WHAT DOES YOUR COMPANY DO?
We are a hotel fund management and development company. We find hotel deals and utilize equity crowdfunding laws to buy, renovate, rebrand and operate the investments not using the institutional market.

WHERE WILL YOUR COMPANY BE IN FIVE YEARS?
We believe we have several avenues for growth. Once our investor base has scale, we will launch our HCo Lifestyle funds, have a new avenue for brand creation (owned by the members for this investment)! Through solid partnerships, we also intend to grow the footprint globally.

WHY THIS IDEA?
With a background in hotel funds management, Nathan previously spent time working for a large brand (IHG) and a hotel management company (Valor). While running hotel funds he had always wished there was an opportunity to invest his own money into the hotels - but at the time no avenue existed to allow for this. It now does, Regulation A+ crowdfunding, look out hospitality!

WHY NOW? WHAT CHANGED IN THE WORLD? WHY NOT YEARS AGO?

Regulation A+ brings the opportunity for new entrants in what was previously only institutional or high net worth hotel ownership.

The Regulation CF limits also increased early 2021, allowing for additional strategies to focus on smaller individual hotel investments. This will allow retail investor to achieve strong asset returns and brings a loyalty overlay that has never been possible at this level before.



INVESTOR Q&A

WHAT IS YOUR PROUDEST ACCOMPLISHMENT?
Bringing a company up from inception is incredibly difficult and requires more grit and perseverance than our CEO, Nathan, could have possibly imagined.

Having a concept from 2017 and being able to continually run with it, adjust the business plan as you learn, and to still be here! We have now experienced the arduous process of qualifying an Offering Circular and have gathered great learnings to be successful on the following ones.

We are now ready and confident we have a business model that will see a monumental shift in hotel investment.

HOW FAR ALONG ARE WE? WHAT IS THE BIGGEST OBSTACLE?
We started the company in 2017. But with the onset of COVID-19 and the continual shifts in market and consumer behavior has had us waiting to move forward on this project.

The biggest obstacle has been the timing involved with Regulation A+ raises.

Based on the obstacles, we have changed our growth strategy to focus on our first few small acquisitions to be done with the sponsor equity on the HotelierCo balance sheet.



INVESTOR Q&A

WHO ARE THE COMPETITORS? WHO IS THE BIGGEST THREAT?
Other groups in the commercial space include Fund Rise and Realty Mogul. These groups typically do not invest in the hotel space. Hotels require a unique skill set that differs from the retail, industrial and multifamily space.

Instead of having focus solely on the land and asset – hotels rely on business performance. Having a team that can understand that guest experience is paramount to achieving profit.

WHAT DO YOU UNDERSTAND THAT YOUR COMPETITORS DO NOT?
The hotel industry has four key players for each hotel investment.
1. The brand (or an unbranded venture) for the asset;
2. The operator of the asset; and
3. The owner of the asset; and
4. The guest staying at the asset.

Each of these players have different economic interests and value propositions. Understanding what is important to each and how to leverage the parties can provide an exceptional value proposition for all involved.

Nathan has been fortunate enough to work in and across all three sides of the hotel investment and have the insight on how to make them work together for a positive outcome for all.



INVESTOR Q&A

HOW WILL HOTELIERCO MAKE MONEY?
HotelierCo makes money from:

1. fund management fees from hotels placed on the platform;
2. development fees from assets that require development;
3. sponsor equity income from the held assets; and
4. performance fees when we make our members higher levels of returns.

WHAT ARE THE BIGGEST RISKS? IF YOU FAIL, LIKELY REASON? WHAT HAS TO GO RIGHT FOR SUCCESS?
The biggest risk for HotelierCo will not be achieving sufficient funds under management fast enough to cover the operational costs of the business.

To help mitigate this risk we have decided to start with a slower growth strategy to prove the concept with owned hotels. We target investments we believe have strong fundamentals - if we don't end up having assets with strong returns, we are unlikely to have members invest and grow our management platform.

WHAT DO YOU NEED THE MOST HELP WITH?
Our platform relies heavily on technology. We are excited to be working with Wefunder to help with this part of the business.



CONTACT

info@hotelierco.com



HOTELIERCO.

THE HOTEL CROWDFUNDING COMPANY